Exhibit 12.1

Ratio of Earnings to Fixed Charges
(in thousands, except ratio computation)

	Nine Months Ended	Year Ended December 31,
	September 30, 2012	2011	2010	2009	2008	2007
Pretax income from continuing operations before adjustment for noncontrolling interest	$26,811	$25,382	$8,203	$61,824	$28,015	$34,801
Adjustments:
Equity in (income) loss of unconsolidated joint ventures	(129)	(4,829)	116	88	(108)	—
Fixed charges	59,276	89,929	82,090	76,400	65,413	71,985
Distributed income of equity investees	2,043	1,465	346	371	171	—
Capitalized interest	(3,806)	(2,273)	(2,244)	(1,430)	(2,934)	(3,194)
Earnings as defined	$84,195	$109,674	$88,511	$137,253	$90,557	$103,592
Fixed charges
Interest expense	$55,693	$84,246	$75,104	$71,229	$62,752	$69,209
Capitalized interest	3,806	2,273	2,244	1,430	2,934	3,194
(Accretion) amortization of debt (premiums) discounts, net	(2,063)	1,178	2,818	2,221	(1,902)	(2,102)
Amortization of loan fees	1,840	2,232	1,924	1,520	1,629	1,684
Fixed charges	$59,276	$89,929	$82,090	$76,400	$65,413	$71,985
Ratio of earning to fixed charges	1.42	1.22	1.08	1.80	1.38	1.44